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FORM C-AR

UNDER THE SECURITIES ACT OF 1933

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KICAZ011 LLC

(Name of Issuer)

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**2824 E Indian School Rd Ste 3,
Phoenix, AZ 85016
https://keepitcut.com/**
(Physical Address & Website of Issuer)

Arizona	**Limited Liability Company**	**08/07/2023**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

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ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees: 0

As of December 31, 2023

Total Assets	$	287,929.07
Cash & Cash Equivalents	$	274,500.56
Accounts Receivable	$	-
Short-Term Debt	$	(7,197.80)
Long-Term Debt	$	298,232.50
Revenues/Sales	$	3,027.32
Cost of Goods Sold	$	-
Taxes Paid	$	-
Net Loss	$	(3,205.63)

October 27, 2025

KICAZ011 LLC



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This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by KICAZ011 LLC, an Arizona Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The company filing this Form C-AR for an offering made in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and pursuant to Regulation Crowdfunding must file an annual report with the Commission and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

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The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;

3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The Company is filing this Form C-AR in order to remedy a previous failure to comply with Regulation Crowdfunding's ongoing reporting requirements.

COMPANY SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C-AR. You should read this entire Form C-AR carefully, including the sections entitled "RISK FACTORS" and "DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and our financial statements and the related notes, attached as Exhibit A. Our fiscal year ends December 31st.

KICAZ011 LLC Main Office	**KICAZ011 LLC Salon Location**
2824 E Indian School Rd Ste 3	37724 N Gantzel Rd
Phoenix, AZ 85016	Queen Creek, AZ 85140

Introduction

KICAZ011 LLC is a wholly owned subsidiary of Keep It Cut LLC, that was created to operate the company's 11th men's hair salon location in the Phoenix metropolitan area. The company offers haircut services through an unlimited membership model as well as a-la-carte options. KICAZ011's salon is located at 37724 N Gantzel Rd, Queen Creek, Arizona.

History

On August 7, 2023, Keep It Cut formed KICAZ011 LLC to establish its 11th location and extend its brand presence into the Queen Creek community. The Queen Creek salon officially began operations in April 2024 following completion of build-out and pre-opening preparations.

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RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN.

Risks Related to Our Business & Industry

Company related risks
KICAZ011 LLC business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Limited services
KICAZ011 LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters.
We must obtain and maintain numerous permits, licenses, and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state, and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. We are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax

and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Lack of accounting controls
Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition
The market in which KICAZ011 LLC operates is highly competitive and could become increasingly competitive with new entrants in the market. KICAZ011 LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from KICAZ011 LLC' core business or the inability to compete successfully against the with other competitors could negatively affect KICAZ011 LLC' financial performance.

Reliance on management
As a securities holder, you will not be able to participate in KICAZ011 LLC' management or vote on and/or influence any managerial decisions regarding KICAZ011 LLC. Furthermore, if the founders or other key personnel of KICAZ011 LLC were to leave KICAZ011 LLC or become unable to work, KICAZ011 LLC (and your investment) could suffer substantially.

Financial forecasts risks
The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which KICAZ011 LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, KICAZ011 LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

The company might need more capital
KICAZ011 LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If KICAZ011 LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt KICAZ011 LLC
Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect KICAZ011 LLC' financial performance or ability to continue to operate. In the event KICAZ011 LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Lack of ongoing information
KICAZ011 LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and KICAZ011 LLC is allowed to stop providing annual information in certain circumstances.

Changes in laws
Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect KICAZ011 LLC' financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of interest with companies and their management
In many ways, your interests and the interests of KICAZ011 LLC' management will coincide: you both want KICAZ011 LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want KICAZ011 LLC to act conservative to make sure they are best equipped to repay the Note obligations, while KICAZ011 LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.

A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic, or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Arizona law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Risks Related to Investment in our Securities

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.

The Revenue Sharing Notes will not be freely tradable until one year from the initial purchase date. Although the Revenue Sharing Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney.

You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Revenue Sharing Notes. Because the Revenue Sharing Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Sharing Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Revenue Sharing Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Revenue Sharing Notes may also adversely affect the price that you might be able to obtain for the Revenue Sharing Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the

Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Revenue Share Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger, or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization, or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

You might lose your money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of KICAZ011 LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Inability to sell your investment
The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

No registration under securities laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither KICAZ011 LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete offering information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm).

Uninsured losses
Although KICAZ011 LLC will carry some insurance, KICAZ011 LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, KICAZ011 LLC could incur an uninsured loss that could damage its business.

Future investors might have superior rights
If KICAZ011 LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The company is not subject to the corporate governance requirements of the national securities exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock

exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with KICAZ011 LLC or management), which is responsible for monitoring KICAZ011 LLC' compliance with the law. KICAZ011 LLC will not be required to implement these and other investor protections.

You have a limited upside
Notes include a maximum amount you can receive. You cannot receive more than that even if KICAZ011 LLC is significantly more successful than your initial expectations.

You do have a downside
Conversely, if KICAZ011 LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and return are unpredictable
Because your payments are based on the revenue of KICAZ011 LLC, and the revenue of KICAZ011 LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The notes are unsecured and uninsured
The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination
The Notes shall be subordinated to all indebtedness of KICAZ011 LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of guaranty
The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of individual rights in event of default
In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Tax treatment
We have not promised you any particular tax outcome from buying or holding the Note.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C-AR include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;
- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C-AR.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C-AR primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section entitled "RISK FACTORS" and elsewhere in this Form C-AR. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C-AR. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C-AR relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C-AR to reflect events or circumstances after the date of this Form C-AR or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C-AR, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

MARKET & INDUSTRY DATA

This Form C-AR contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "RISK FACTORS."

THE COMPANY

Business & Anticipated Business Plan

KICAZ011 LLC

KICAZ011 LLC operates as a men's hair salon under the Keep It Cut brand, offering unlimited haircut memberships at several price levels in addition to a-la-carte services. The company's business model focuses on providing value and convenience to customers while generating recurring revenue through memberships. The anticipated business plan is to establish and grow the Queen Creek, Arizona location as a profitable operation, supported by the brand's existing customer base and operational expertise from its 10 other salons.

Opportunity

KICAZ011 LLC represents an expansion of the established Keep It Cut brand into a growing community within the Phoenix metropolitan area. The company's unlimited membership model provides predictable recurring revenue and differentiates it from traditional salon services. With ten successful locations already operating, the Queen Creek site offers the opportunity to capture new customers, build long-term membership relationships, and strengthen the brand's regional market presence.

The Team

Joshua Thorsvik, Co-Owner
Josh holds a Bachelor's degree in Finance from Washington State University and a Master of Business Administration from Arizona State University. He has 9 years' experience as a pricing analyst at U-Haul International and JetBlue Airways. He is a veteran, having served 6 years in the Washington Air National Guard. He and Co-Owner Jacob have been best friends since 6th grade and have partnered on multiple businesses together over the years.

Jacob Meltzer, Co-Owner
Jacob holds a Bachelor's degree in Biology from Western Washington University and a Master in Post Secondary and Higher Education from Arizona State University. For ten years he pursued student leadership development and property management before transitioning to his personal business full time. He and Co-Owner Josh have been best friends since 6th grade and have partnered on multiple businesses together over the years.

Products & Services

Product / Service	Development Stage	Description	Market
Men's Hair Salon	Operations commenced in April 2024	Salon offering membership-based and single service men's grooming services and products	Locals and visitors in the Vineyard Town Center in Queen Creek, Arizona

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation	Business Experience
Joshua Thorsvik	N/A	Co-Founder *2013 – Present* Oversees general business and operations of the company. Sets vision and strategy. Oversees company financial performance.	Keep It Cut, Co-Owner *2013 - Present*	Keep It Cut, Co-Owner *2013 – Present* -- Co-Owner of Breathe Free LLC, DBA Liberty Tax Service *2007 – 2014*
Jacob Meltzer	N/A	Co-Founder *2013 – Present* Oversees general business and operations of the company. Sets vision and strategy. Oversees company operational performance.	Keep It Cut, Co-Owner *2013 - Present*	Keep It Cut, Co-Owner *2013 – Present* -- Co-Owner of Breathe Free LLC, DBA Liberty Tax Service *2007 – 2014*

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Legal Matters

<u>Covered Persons</u>
Covered Persons are:

- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

KICAZ011 LLC must comply with the requirements set forth under Arizona statutes and the Arizona Administrative Code administered by the Arizona Barbering and Cosmetology Board, as well as applicable federal obligations regarding cosmetic products and related items. These laws and regulations are subject to change, and future interpretations or amendments may impose additional requirements. Any failure to remain compliant with these evolving standards could result in penalties, operational restrictions, or other adverse effects on the business.

In addition, our locations are subject to permitting and licensing requirements and regulations by a number of government authorities, which may include, among others, alcoholic beverage control, health and safety, sanitation, labor, zoning and public safety agencies in the state and/or municipality in which we are located. The development and operation of our locations depends on selecting and acquiring suitable sites that satisfy our financial targets, which are subject to zoning, land use, environmental, traffic and other regulations.

Our operations are also subject to federal and state labor laws governing such matters as minimum and tipped wage requirements, overtime pay, health benefits, unemployment taxes, workers' compensation, work eligibility requirements, working conditions, safety standards, and hiring and employment practices.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment. When constructing or undertaking remodeling of our locations, we must make those facilities accessible.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit and debit card numbers) and health information.

<u>Litigation</u>
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

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DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C-AR and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety.

Results of Operations

KICAZ011 LLC was incorporated on 08/07/2023 and initiated a crowdfunding debt campaign on 08/21/2023 which had a deadline of 10/27/2023. The company raised $312,700.00 in the form of revenue share notes. At the time, the company was looking for a lease to open Keep It Cut's 11th location in Phoenix, Arizona. KICAZ011 opened up a Keep It Cut retail location for business on 04/15/2024. Through the first half of 2025, it has done about $168k in revenue with a net loss of about $2k. Sales have been growing steadily. 2025 Quarter 2 sales were 22.8% greater than in Quarter 1. Since opening, KICAZ011 LLC has paid down 8.6% of the principal of the initial debt.

Material Changes and Trends

The Company has not observed any material changes or trends in its financial condition or results of operations during the time period subsequent to the period for which financial statements have been provided.

Liquidity and Capital Resources

As of December 31, 2023, the company had $274,500.56 in cash on hand and relied primarily on debt financing for its capital needs. Its outstanding obligations included $28,400.00 owed to Co-Founder Joshua Thorsvik and $269,832.50 to Mainvest revenue note shareholders.

Capital Expenditures and Other Obligations

The company did not experience any material changes in its capital expenditures and other obligations during the reporting period.

OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (if converted prior to Offering)
Revenue Share Note	$350,000.00 Principal Amount	$269,832.50 Principal Amount	N/A	The revenue sharing notes will be repaid to investors at a rate of 12.1% of gross revenue paid quarterly at a maturity date of December 31, 2032, when any balance remaining becomes due in full. Investors are paid out at 1.65 times their original investment.	N/A	0%
Limited Liability Company Interests	N/A	100%	100%	N/A	N/A	100%

Principal Security Holders

As of the date hereof, the Company is wholly owned by Keep It Cut LLC. Joshua Thorsvik and Jacob Meltzer each own 50% of Keep It Cut LLC.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Keep It Cut, LLC	Limited Liability Company Interests	N/A	100%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
08/21/2023	Regulation Crowdfunding	Revenue Share Note	$312,700.00	To fund the 11th Keep it Cut retail location

Material Terms of Any Debt

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Reg CF Investors	$269,832.50	12.1% Quarterly Revenue Sharing Note	12/31/2032	Investors are paid out at 1.65 times their original investment. Maturity date of December 31, 2032, when any balance remaining becomes due in full.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

To the best of our knowledge the Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Joshua Thorsvik	Owner	$28,400.00	Participated in the Mainvest Reg CF raise.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Joshua Thorsvik, certify that the accompanying unaudited financial statements of KICAZ011 LLC, comprised of the balance sheet and the related statements of income (deficit), stockholder's equity, and cash flows for the fiscal years ended December 31, 2023, and the related notes to said financial statements (collectively, the "**Financial Statement**"), are true and complete in all material respects; and

(Signature)

Joshua Thorsvik
(Name)

Co-Owner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following person(s) in the capacities and on the dates indicated.

(Signature)

Joshua Thorsvik
(Name)

Co-Owner
(Title)

October 27, 2025
(Date)

Exhibit A   Financial Statements

_____

KICAZ011 LLC

Unaudited Financial Statements for the Fiscal Year Ending December 31, 2023


Keep It Cut AZ011
Balance Sheet
As of December 31, 2023


	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
1012 · KICAZ011 Chase Checking	5,000.00
1020 · Vanguard Money Market	269,500.56
Total Checking/Savings	274,500.56
Total Current Assets	274,500.56
Fixed Assets	
1410 · Computer Equip & Software	5,000.00
1460 · Leasehold Improvements	1,200.00
Total Fixed Assets	6,200.00
Other Assets	
1950 · Security Deposit	7,228.51
Total Other Assets	7,228.51
TOTAL ASSETS	**287,929.07**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2093 Software Payable	5,000.00
2090 · KIC AZ011 Current Liabilities	-12,197.80
Total Other Current Liabilities	-7,197.80
Total Current Liabilities	-7,197.80
Long Term Liabilities	
2902 Mainvest Loan	269,832.50
2910 · Member Loan - Thorsvik	28,400.00
Total Long Term Liabilities	298,232.50
Total Liabilities	291,034.70
Equity	
3915 · Keep It Cut LLC Equity	100.00
Net Income	-3,205.63
Total Equity	-3,105.63
TOTAL LIABILITIES & EQUITY	**287,929.07**

Keep It Cut AZ011
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Expense	
6800 · Rent or Lease	6,232.95
Total Expense	6,232.95
Net Ordinary Income	-6,232.95
Other Income/Expense	
Other Income	
7990 · Interest Income	3,027.32
Total Other Income	3,027.32
Net Other Income	3,027.32
Net Income	**-3,205.63**

Keep It Cut AZ011
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-3,205.63
Adjustments to reconcile Net Income	
to net cash provided by operations:	
2093 Software Payable	5,000.00
2090 · KIC AZ011 Current Liabilities	-12,197.80
Net cash provided by Operating Activities	-10,403.43
INVESTING ACTIVITIES	
1410 · Computer Equip & Software	-5,000.00
1460 · Leasehold Improvements	-1,200.00
1950 · Security Deposit	-7,228.51
Net cash provided by Investing Activities	-13,428.51
FINANCING ACTIVITIES	
2902 Mainvest Loan	269,832.50
2910 · Member Loan - Thorsvik	28,400.00
3915 · Keep It Cut LLC Equity	100.00
Net cash provided by Financing Activities	298,332.50
Net cash increase for period	274,500.56
Cash at end of period	**274,500.56**

Keep It Cut AZ011
Statement of Changes in Members' Equity
As of December 31, 2023

	Dec 31, 23	Dec 31, 22	$ Change	% Change
ASSETS	0.00	0.00	0.00	0.0%
LIABILITIES & EQUITY				
Equity				
3915 · Keep It Cut LLC Equity	100.00	0.00	100.00	100.0%
Total Equity	100.00	0.00	100.00	100.0%
TOTAL LIABILITIES & EQUITY	**100.00**	**0.00**	**100.00**	**100.0%**

KICAZ011 LLC
NOTES TO FINANCIAL STATEMENTS
For fiscal year ending December 31, 2023, (UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

KICAZ011 LLC (which may be referred to as the "Company", as well as references to "Keep It Cut "we," "us," or "our") was formed on August 7, 2023, as an Arizona entity. The Company operates as a men's hair salon.

As of December 31, 2023, the Company produced a net loss and may incur additional losses prior to generating positive net income (see Note 3). The Company intends to fund its operations with the receipt of funds from revenue producing activities, as well as working capital contributions from its founders. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company uses December 31 as its fiscal year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provisions for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company opts to operate in. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
Cash consists of funds held in the Company's checking and savings account. As of December 31, 2023, the Company had $274,501 of cash on hand.

Revenue Recognition
The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer, and this does not include any refunds.

Cost of Goods Sold
Cost of goods was recorded as product sales revenue was recorded.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2023. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2023, the Company owes $298,233 in long-term debt to investors. Investors are paid back 12.1% of revenue until they have received 1.65x of original principal.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2023. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2023, and the deferred tax asset, if any, from such losses have been fully valued based on their uncertainty in being used and will continue to be until there is persuasive evidence that those deferred assets can be utilized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

The Company is a wholly owned LLC of Keep It Cut LLC.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company engaged in the following related party transactions. As part of the initial debt crowd funding raise, $28,400 was invested by Joshua Thorsvik, one of the managing members of Keep It Cut LLC.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events and determined that no additional material events have been identified which require adjustment or disclosure in the financial statements.

I, _____Josh Thorsvik_____, certify that the financial statements of _____KICAZ011 LLC_____ included in this Form are true and complete in all material respects.

Joshua Thorsvik
_____
(signature)

Co-Owner
_____
(title)